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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	4	)*

Lithia Motors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

536797103
(CUSIP Number)

Sidney B. DeBoer 150 N. Bartlett Street Medford, Oregon 97501 (541) 776-6401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2017 and March 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 536797103

1.	Names of Reporting Persons. Lithia Holding Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)

	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Oregon

	7. Sole Voting Power	1,262,231
Number of
Shares Bene-	8. Shared Voting Power	0
ficially Owned by
Each Reporting	9. Sole Dispositive Power	1,262,231
Person With
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,262,231

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	5.0%

14.	Type of Reporting Person (See Instructions)
	OO

1.	Names of Reporting Persons. Sidney B. DeBoer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)

	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7. Sole Voting Power	1,571,414
Number of
Shares Bene-	8. Shared Voting Power	2,349
ficially Owned by
Each Reporting	9. Sole Dispositive Power	1,571,414
Person With
	10. Shared Dispositive Power	2,349

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,573,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.3%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1.   Security and Issuer

This statement relates to the Class A Common Stock of Lithia Motors, Inc. (the “Issuer”). The principal executive office of the Issuer is 150 N. Bartlett Street, Medford, Oregon 97501.

Item 2.    Identity and Background

Persons filing this statement:

Lithia Holding Company, L.L.C. is an Oregon limited liability company organized for the sole purpose of holding the Class B Common Stock of the Issuer. The address of its principal office is 150 N. Bartlett Street, Medford, Oregon.

Sidney B. DeBoer is a citizen of the United States and his principal occupation is Chairman of the Issuer’s board of directors. His business address is 150 N. Bartlett Street, Medford, Oregon. The Issuer’s principal business is operating automotive franchises and selling new and used vehicles and related services, and its address is stated above in Item 1.

Over the past five years, and during the five-year period prior to March 2, 2016, neither of the persons filing this statement were convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Lithia Holding Company, L.L.C. was organized by the initial shareholders of the Issuer as part of a capital reorganization and all of the outstanding shares of the Issuer’s Class B Common Stock were issued to Lithia Holding Company, L.L.C. in October 1996, before the Issuer’s initial public offering.

Item 4.   Purpose of Transaction

The shares are held for investment purposes only. The reporting persons have no plans, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

This joint report is being filed to reflect a change in the beneficial ownership of the reporting persons resulting from (i) the conversion on March 2, 2016 of 780,000 shares Class B Common Stock to 780,000 shares of Class A Common Stock and the distribution of the Class A Common Stock to members of Lithia Holding Company, L.L.C.; and (ii) the conversion on February 15, 2017 of 500,000 shares of Class B Common Stock to 500,000 shares of Class A Common Stock and the distribution of the Class A Common Stock to members of Lithia Holding Company, L.L.C.

After giving effect to the transactions described in the preceding paragraph, Lithia Holding Company, L.L.C. has sole voting and dispositive power over, and beneficially owns, all 1,262,231 of the outstanding shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a 1:1 ratio and, on an as-converted basis, comprises approximately 5.0% of the outstanding Class A Common Stock of the Issuer.

As of March 2, 2016, Lithia Holding Company, L.L.C. had sole voting and dispositive power over, and beneficially owned, all 1,762,231 of the outstanding shares of Class B Common Stock of the Issuer, which represented, on March 2, 2016 and on an as-converted basis, approximately 6.9% of the outstanding Class A Common Stock of the Issuer.

After giving effect to the transactions described in the first paragraph of this Item 5, Sidney B. DeBoer, as trustee of the Sidney B. DeBoer Trust U.T.A.D. January 30, 1997 (the “Trust”), has the sole power to direct the voting and disposition of the 1,262,231 shares of Class B Common Stock held by Lithia Holding Company, L.L.C. In addition, Sidney B. DeBoer, as trustee of the Trust, is the sole manager of DeBoer Family LLC, which directly owns 279,106 shares of Class A Common Stock of the Issuer, and he has the sole power to direct the voting and disposition of those shares. Sidney B. DeBoer also is the beneficial owner of and has the sole power to direct the voting and disposition of 30,077 shares of Class A Common Stock that he owns in his name directly. Finally, Mr. Sidney B. DeBoer is the beneficial owner of 2,349 shares of Class A Common Stock that he owns jointly with his wife. Mr. Sidney B. DeBoer and his wife share the power to direct the voting and disposition of those shares. In the aggregate, on an as-converted basis, Mr. Sidney B. DeBoer beneficially owns approximately 6.3% of the outstanding Class A Common Stock of the Issuer.

As of March 2, 2016, Mr. Sidney B. DeBoer (i) was trustee of the Trust, the sole manager of Lithia Holding Company, L.L.C., and as such had the sole power to direct the voting and disposition of the 1,762,231 shares of Class B Common Stock owned by Lithia Holding Company, L.L.C.; (ii) was the sole manager of DeBoer Family LLC, which directly owned 264,678 shares of Class A Common Stock, and he had the sole power to direct the voting and disposition of those shares, and (iii) was the beneficial owner of 18,636 shares of Class A Common Stock that he owned in his name directly and over which he had the sole power to direct voting and disposition. As of March 2, 2016, in the aggregate and on an as-converted basis, Mr. DeBoer beneficially owned approximately 8.0% of the outstanding Class A Common Stock of the Issuer.

Mr. Sidney B. DeBoer’s wife’s name is Karen DeBoer. She is a citizen of the United States and her residence address is 234 Vista Street, Ashland, Oregon. Karen DeBoer does not presently have an occupation or employment. Over the past five years, Karen DeBoer has not been convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Transactions in the Issuer’s Class A Common Stock by persons identified in Item 2 above in the past 60 days are as follows. Each of the following transactions was timely reported on Forms 4.

Name	Date	Transaction Type	Acquisition or Disposition	No. of Shares	Price Per Share
Mr. Sidney B. DeBoer	1/11/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	35,200	$100.8348
Mr. Sidney B. DeBoer	1/12/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	8,800	$102.5
Mr. Sidney B. DeBoer	1/13/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	8,800	$103.5
Mr. Sidney B. DeBoer	1/17/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	8,800	$104.5

Neither of persons filing this statement engaged in any transactions in the Issuer’s Class A Common Stock in the 60 days before March 2, 2016.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to Be Filed as Exhibits

Written agreement authorizing joint filing as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2017
Date

/s/ SIDNEY B. DeBOER
Signature

Sidney B. DeBoer, Individually and as trustee of the Sidney B. DeBoer Trust U.T.A.D. January 30, 1997, Manager of Lithia Holding Company, L.L.C.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibits

AGREEMENT TO FILE JOINT REPORT

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, the undersigned persons are deemed to be the beneficial owners of the same securities of Lithia Motors, Inc. Therefore, in accordance with Rule 13d-1(k)(1)(iii), the undersigned agree to jointly file a Schedule 13D reporting their respective beneficial interests.

Lithia Holding Company, L.L.C.

By:	/s/ SIDNEY B. DEBOER
Sidney B. DeBoer, as trustee of The Sidney B. DeBoer Trust U.T.A.D. January 30, 1997, Manager of Lithia Holding Company, L.L.C.

/s/ SIDNEY B. DEBOER
Sidney B. DeBoer, Individually